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                            November 22, 2022

       Christopher Hix
       Chief Financial Officer
       Enovis Corporation
       2711 Centerville Road, Suite 400
       Wilmington, Delaware 19808

                                                        Re: Enovis Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 22,
2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 2,
2022
                                                            File No. 001-34045

       Dear Christopher Hix:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2022

       Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2022
       Note 14. Segment Information, page 23

   1. We note that you reconcile segment Adjusted EBITDA to operating loss. Please explain to us how this
reconciliation is consistent with the guidance in ASC 280-10-50-30(b) that requires a
reconciliation of the reportable segments' measures of profit or loss to consolidated income
before income taxes and discontinued operations. In addition, tell us how you considered
Question 103.02 of the Compliance & Disclosure Interpretations for
                                                        Non-GAAP Financial
Measures dated April 4, 2018 in your reconciliation to Adjusted
                                                        EBITDA (non-GAAP) in
MD&A on pages 31 and 32.
 Christopher Hix
Enovis Corporation
November 22, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 with any questions.



                                                          Sincerely,
FirstName LastNameChristopher Hix
                                                          Division of
Corporation Finance
Comapany NameEnovis Corporation
                                                          Office of Industrial
Applications and
November 22, 2022 Page 2                                  Services
FirstName LastName